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                            January 14, 2021

       Jeffrey Puritt
       Chief Executive Officer
       TELUS International (Cda) Inc.
       Floor 7, 510 West Georgia Street
       Vancouver, BC V6B 0M3

                                                        Re: TELUS International
(Cda) Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed January 8,
2021
                                                            File No. 333-251993

       Dear Mr. Puritt:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form F-1

       Risk Factors
       Two clients account for a significant portion of our revenue..., page 25

   1. Revisions indicate that both Google and a leading social media company have accounted for a material portion
of your revenue in recent periods. Please revise to identify the social media company
and to provide summaries of your material contracts with Google and this social media
company.
 Jeffrey Puritt
FirstName   LastNameJeffrey Puritt
TELUS International (Cda) Inc.
Comapany
January  14,NameTELUS
             2021        International (Cda) Inc.
January
Page  2 14, 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Lona Nallengara, Esq.